Nomura International Plc – SBSD Form A Amended

Overview of updates made – December 2023

- Form A Tab: New certifier (row 16)
- Form A Sch A re Q18 Tab: Nat Tyce "Date Title or Status Acquired" updated (row 20)
- Form A Sch A re Q18 Tab: Changes in principals to add Tom Scholar (row 21)
- Form A Sch B Section II Q13A Tab: addition of BNF (row 25)